Exhibit 12

Trinity Industries, Inc. and Subsidiaries
Computation of Ratio of Earnings To Fixed Charges

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	($ in millions)
Earnings:
Earnings (loss) from continuing operations before provision (benefit) for income taxes	$116.5	$(146.9)	$453.8	$454.9	$343.9
Add:
Fixed Charges	204.3	146.3	134.3	109.3	91.4
Amortization of capitalized interest	0.2	0.3	0.1	0.1	0.0

Total earnings (loss) from continuing operations before provision (benefit) for income taxes	$321.0	$(0.3)	$588.2	$564.3	$435.3

Fixed Charges:
Interest expense	$182.1	$123.2	$109.4	$84.5	$68.7
Portion of rental expense representative of interest	22.2	23.1	24.9	24.8	22.7

	204.3	146.3	134.3	109.3	91.4
Capitalized interest	0.0	0.0	0.9	0.6	0.3

Total Fixed Charges	$204.3	$146.3	$135.2	$109.9	$91.7

Ratio of Earnings to Fixed Charges	1.57	0.00	4.35	5.13	4.75

Footnote:

Earnings for the year ended December 31, 2009 included a $325 million goodwill impairment charge. See Note 9 of the Notes to Consolidated Financial Statements for further discussion.

Earnings were inadequate to cover fixed charges for the year ended December 31, 2009. The deficiency for this period was $146.6 million.